Mail Stop 4628
                                                            June 1, 2018


Angelo Morini
President
Anutra Corporation
248 Hatteras Avenue
Clermont, FL 34711

       Re:    Anutra Corporation
              Form 8-K
              Filed May 7, 2018
              File No. 0-55740

Dear Mr. Morini:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Business Overview, page 2

1. Please revise your filing to clarify the nature of the principal products that you produce and sell. In addition, please distinguish what aspects of your business plan are responsible for revenues received to date and those you expect to occur at a future time and that may not be accomplished. For example, clarify whether you are currently manufacturing and selling Microfine Chia Powder. In that regard, we note you disclose on page 4 that your industrial division has "successfully introduced the patented
       Microfine Chia Powder in bulk quantities for use by industrial food product manufacturers."

Breakthrough Patented Technology, page 3

2. Please disclose the duration of Patent No. US 9,386k795 B2 and your licensing agreement with Mr. Morini. Refer to Item 101(h)(4)(vii) of Regulation S-K. In addition, we note you disclose here and on page 7 that the licensing agreement gives you the right
 Angelo Morini
Anutra Corporation
June 1, 2018
Page 2

        and ability to sub-license the technology to produce Microfine Chia Powder covered by the patent. However, there does not appear to be such a provision in the licensing agreement. Please advise or revise.

3. You disclose here and elsewhere that ASG's products are governed by the rules and regulations promulgated by the FDA and USDA and that Anutra food products and
        ANUTRA Grain have been "approved" as a regular food. However, FDA guidance provides that the FDA does not have premarket approval for food products, and USDA guidance provides that the USDA regulates meat, poultry, and egg products. Please advise or revise. In addition, please expand your disclosure to discuss the effect of the
        FDA's regulation of your business, including any requirement for FDA approval of your products before you can market them and the status of your products in this approval process.

Products and Services   ANUTRA  Grain, page 3

4. We note you make various statements regarding the potential benefits of ANUTRA
        Grain as compared to possible product competitors. Please provide support for such statements or remove them from your filing. For example, please provide support for the following assertions:

        "Flax also contains ALA but has a critical disadvantage as it contains cyanogen that converts to cyanide which can be life threatening;"
        "Flax is a thyroid and Vitamin B interrupter and may cause major birth defects, miscarriages and overall poor health;"
        "[F]ish oil and algae are not approved as a food or even GRAS (Generally Regarded as
        Safe) by the FDA or USDA due to dangers of over consumption;"
        "Clinical studies on ANUTRA Grain properties show positive results in lowering blood pressure and cholesterol, body inflammation;"
        "Flax carries factors that are deleterious to health;"
        Flax "contains cianoglicosides which are toxic;"
        "Flax . . . disrupts overall metabolism;"
        "Because flax can be life threatening, the consumption of flax seed is limited or banned in France, Argentina, Germany, Switzerland, Belgium and other countries;"
        "[T]he FDA lists Flax as a poisonous plant;"
        "The world production of chia in 2016 was approximately 80 million pounds but is expected to increase to some 480 million pounds by 2021;"
        "ANUTRA Grain tops the list" of "superfoods;" and "[A]dding 1 gram of ANUTRA Microfine Chia Powder to an 8-ounce serving of
        vegetable or nut milk will provide an FDA claim of a `good serving of Omega-3."
 Angelo Morini
Anutra Corporation
June 1, 2018
Page 3

Suppliers, page 6

Grain Suppliers, page 6

     5. We note you disclose on page 3 that ANUTRA Grain is primarily grown 23 degrees north and south of the Equator, but you believe that the ideal spot is Central America.
        We further note you disclose that "Mr. Velasquez has committed to coordinate the planting and processing of raw materials to meet current and future needs of ASG."
        Please revise to clarify how you currently source your raw material and the material terms and timing of your agreement with Mr. Velasquez. To the extent you have any written agreements with Mr. Velasquez or Agroexportadora Sociedad An nima, please file them as exhibits or tell us why you are not required to do so. Refer to Item
        601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
8

Liquidity and Capital Resources, page 9

6. We note your disclosure on page F-9 regarding your outstanding notes payable. Please revise to provide the disclosure required by Item 303(a)(1) of Regulation S-K regarding these notes. Also, please file the notes as exhibits or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Discussion of Year Ended December 31, 2017 Compared to Year Ended December 31, 2016,
page 9

7. Please expand your disclosure to clarify whether your revenue decreased as a result of the loss of your largest customer in connection with their removal of the ASG item from their product offering. Refer to Item 303(a)(3) of Regulation S-K and Instruction 4 thereto. In addition, please revise your disclosure in "Business Overview" to discuss your dependence on one or a few major customers. Refer to Item 101(h)(4)(vi) of Regulation
        S-K. In that regard, we note your disclosure on page F-10 regarding sales from major customers.

Exhibits, page 15

8. We note you disclose that you amended your certificate of incorporation on February 19,
        2018 to change your name. Please file the amendment as an exhibit to the Form 8-K.

Financial Statements, page F-1

9. We note that you completed a reverse merger subsequent to the first quarter and have filed the first quarter report on Form 10-Q with the financial statements of the shell
 Angelo Morini
Anutra Corporation
June 1, 2018
Page 4

       company. Please amend your Form 8-K to include the first quarter historical interim financial statements of Anutra Super Grains, LLC, along with pro forma financial statements through March 31, 2018, to comply with Rule 11-02(c) of Regulation S-X.

Pro Forma Financial Statements, page F-11

10. Please expand your disclosure to clarify that the transaction will be accounted for as a reverse merger and to describe the manner of presentation in the financial statements and periodic reports that you file subsequent to the transaction. For example, the historical financial statements included in your second quarter report should be those of Anutra
       Super Grains, LLC, rather than those of the shell company. You may refer to the guidance in FASB ASC 805-40-45 if you require clarification or guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202)
551-3056 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.


                                                            Sincerely,

                                                            /s/ John Reynolds

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
Resources